Exhibit 3.4(c)
CenturyTel, Inc.
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CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE
COMMITTEE OF THE BOARD OF DIRECTORS
(as amended through November 17, 2009)
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I.	PURPOSE

The Nominating and Corporate Governance Committee is appointed by the Board principally to (1) assist the Board by identifying individuals qualified to serve as directors and officers of the Company, and to recommend to the Board nominees for such positions, (2)monitor the composition of the Board and its committees, (3) recommend to the Board a set of corporate governance guidelines applicable to the Company and (4) lead the Board in its annual review of the Board’s performance.

II.	COMPOSITION

The Committee shall consist of at least three directors, each of whom will be appointed and replaced by the Board in accordance with the Company’s bylaws.  Each member of the Committee shall meet the independence requirements of the New York Stock Exchange. The Committee’s chairperson shall be designated by the Board.  The Committee may form and delegate authority to subcommittees when appropriate.

III.	MEETINGS

The chairperson of the Committee (or his or her designee from the Committee) will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency of, and the agenda for, each meeting.  To assist it in discharging its functions, the Committee may invite to its meetings other directors or representatives of management, counsel and other persons whose pertinent advice or counsel is sought by the Committee.

IV.	AUTHORITY AND RESPONSIBILITIES

In furtherance of the purpose of the Committee described above, the Committee shall have the following authority and responsibilities:

1.           The Committee shall lead the search for individuals qualified to serve as directors, and to recommend to the Board a slate of directors to be elected annually by the shareholders.  In connection therewith, the Committee (i) shall consider candidates submitted by shareholders in accordance with the Company’s bylaws, (ii) shall monitor the performance and contributions of incumbent directors and (iii) may, to the extent it deems necessary or appropriate, develop and recommend to the Board specific criteria for selecting director nominees consistent with the Company’s corporate governance guidelines.  The Committee shall also recommend to the Board a slate of officers to be elected annually by the Board and individuals to fill vacancies among the senior officers or directors as the need arises.
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2.           The Committee shall monitor the operation of the Board’s committees. In connection therewith, the Committee (i) shall recommend to the Board a slate of directors to be elected annually to serve as committee members and, unless otherwise provided by the Company’s bylaws, directors to fill committee vacancies as needed and (ii) may recommend to the Board changes in committee structure and operations, including the creation and elimination of committees.

3.           The Committee shall, no less than annually, review and reassess the adequacy of the Company’s corporate governance guidelines and this Charter, and recommend any proposed changes to the Board for approval.

4.           The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, to be discussed with the full Board.  The Committee shall annually review its own performance, and shall oversee the annual self-review of each of the other Board committees.

5.           The Committee may make recommendations to the Board concerning the size and composition of the Board, the term of membership of directors, and the frequency, content and structure of Board meetings.

6.           The Committee shall review and oversee any director orientation or continuing director education programs established by the Company.

7.           The Committee shall conduct an annual review of the CEO’s performance, and report its findings to the Board.  The Committee shall also periodically report to the Board on succession planning for the senior executive officers.  If the CEO dies or becomes disabled and the Board of Directors does not name an interim CEO within 72 hours of being advised thereof, then the Committee shall have the power to appoint one of the Company’s executive officers or directors (other than those serving on the Committee) as an interim CEO until the Board can elect a new CEO.

8.           The Committee shall make regular reports to the Board.

9.           The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director or officer candidates and may, to the extent it deems necessary or appropriate, retain independent legal, financial or other advisors.  The Committee shall approve related fees and other retention terms.  The Committee will have full access to the Company’s records, officers, employees and outside advisors as necessary to perform its duties.

10.           The Committee shall also discharge any additional functions that may be assigned to it in the Company’s corporate governance guidelines or organizational documents, or any such additional functions consistent with such documents, this Charter or applicable law that the Board may delegate or assign to it from time to time, including (i) considering questions of conflict of interest of directors or executive officers, (ii) reviewing the functions and responsibilities of the senior officers and (iii) considering significant corporate governance issues or shareholder relations issues that may arise from time to time.

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●	Originally adopted and approved by the Committee and the Board on January 30, 2003 and February 25, 2003, respectively.

●	Sections II and IV amended by the Committee and the Board on February 19, 2004 and February 25, 2004, respectively.

●	Items 7, 8 and 11 of Section IV amended by each of the Committee and the Board on June 30, 2009.

●	Section III and various items of Section IV amended by the Committee and the Board on November 10, 2009 and November 17, 2009, respectively.